# ALLIANT SECURITIES, INC.
## TURNER ♦ NORD ♦ KIENBAUM

FINANCIAL STATEMENTS
*for the year ending*
*December 31, 2022*

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-23305 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: ALLIANT SECURITIES INC.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

695 NORTH LEGACY RIDGE DRIVE SUITE 300
(No. and Street)

| LIBERTY LAKE | WA | 99019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| SALLY MANN | 509 747-9144 | sally@alliantsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MOSS ADAMS
(Name – If individual, state last, first, and middle name)

| 601 WEST RIVERSIDE SUITE 1800 | SPOKANE | WA | 99201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2003 | 659 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**







## OATH OR AFFIRMATION

I, MICHAEL O NORD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALLIANT SECURITIES INC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SALLY MANN COMMISSION EXPIRES NOTARY 67766 PUBLIC 4-10-23 STATE OF WASHINGTON

Signature:

Title: PRESIDENT

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# TABLE OF CONTENTS

|  |  | Page |
|---|---|---|
| Report of Independent Registered Public Accounting Firm: | | 1-2 |
| Statement of Financial Condition | | 3 |
| Statement of Income | | 4 |
| Statement of Changes in Stockholders' Equity | | 5 |
| Statement of Cash Flows | | 6 |
| Notes to Financial Statements | | 7-14 |
| Schedule 1 - | Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission | 15 |
| Schedule 2 - | Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission | 16 |
| Schedule 3 - | Reconciliation with Company's Computation of Net Capital Included in Part II of Form X-17A-5 | 17 |
| Schedule 4 - | Information Relating to Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission | 18 |

 MOSSADAMS

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Alliant Securities, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alliant Securities, Inc. (Company), as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Opinion on the Supplemental Information**

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in accordance with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

*Moss Adams LLP*

Spokane, Washington
February 27, 2023

We have served as the Company's auditor since 2022.


**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

STATEMENT OF FINANCIAL CONDITION
*December 31, 2022*


| ASSETS | | 2022 |
|---|---|---|
| Cash | $ | 234,945 |
| Receivable from clearing broker | | 38,403 |
| Concessions receivable | | 25,950 |
| Officer receivable | | 6 |
| Deposit and prepaid expense | | 600 |
| Deposits with clearing brokers | | 250,000 |
| Right-of-use lease asset | | 70,568 |
| Deferred tax asset | | 73,200 |
| **TOTAL ASSETS** | $ | 693,672 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
|---|---|---|
| Accounts payable | $ | 35,201 |
| Concessions payable | | 25,950 |
| Accrued profit sharing plan contribution | | 70,847 |
| Accrued payroll | | 87,719 |
| Payroll and business taxes payable | | 4,700 |
| Other Liability | | 2,687 |
| Lease Liability | | 70,568 |
| **TOTAL LIABILITIES** | | 297,672 |

| Stockholders' equity: | | |
|---|---|---|
| Common stock, $50 par value: | | |
| Authorized 1,000 shares; | | |
| Issued and outstanding, 667 shares | | 33,334 |
| Additional paid-in capital | | 182,500 |
| Retained earnings | | 180,166 |
| **TOTAL STOCKHOLDERS EQUITY** | | 396,000 |
| **TOTAL LIABILITIES & EQUITY** | $ | 693,672 |


*The accompanying notes are an intergal*
part of the financial statements


# ALLIANT SECURITIES, INC.
## TURNER ♦ NORD ♦ KIENBAUM

### STATEMENT OF INCOME
*for the year ended December 31, 2022*

|  | 2022 |
|---|---:|
| **Revenues:** | |
| Total revenue | $ 1,842,362 |
| **Expenses:** | |
| Salesmen salaries and commissions | 860,870 |
| Office salaries | 360,748 |
| Payroll taxes | 80,533 |
| Profit sharing plan contribution | 70,847 |
| Medical insurance | 48,613 |
| Officers' life and disability insurance | 2,579 |
| Telephone and telequote | 40,582 |
| Rent | 103,758 |
| Office supplies and postage | 22,013 |
| Clearing costs | 98,489 |
| Regulatory fees | 17,001 |
| Business and property taxes | 32,330 |
| Dues, licenses and subscriptions | 12,972 |
| Equipment rental and maintenance | 7,210 |
| Professional services | 37,971 |
| Corporate insurance | 5,652 |
| Auto and travel expense | 28,469 |
| Meals and entertainment | 8,875 |
| Bank and transfer fees | 2,125 |
| Advertising and promotion | 514 |
| Interest expense | 211 |
|  | 1,842,362 |
| | |
| **Income before federal income taxes** | - |
| | |
| **Federal income tax expense** | - |
| | |
| **Net income** | $ -0- |

*The accompanying notes are an intergral*
*part of the financial statements.*

# ALLIANT SECURITIES, INC.
## TURNER ♦ NORD ♦ KIENBAUM

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### *for the year ended December 31, 2022*

|  | Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| **Balances, January 1, 2022** | 667 | $ 33,334 | $182,500 | $ 180,166 | $396,000 |
| **Net income** |  |  |  |  | -- |
| **Balances, December 31, 2022** | 667 | $ 33,334 | $182,500 | $ 180,166 | $396,000 |

*The accompanying notes are an intergral*
*part of the financial statements.*

Page 5

## ALLIANT SECURITIES, INC.
## TURNER ♦ NORD ♦ KIENBAUM

### STATEMENT OF CASH FLOWS
*for the year ended December 31, 2022*

|  |  | 2022 |
|---|---|---:|
| **Cash flows from operating activities:** | | |
| Net income | $ | - |
| Adjustments to reconcile net income to net cash | | |
| provided by (used in) operating activities: | | |
| Amortization of ROU Asset | | 92,280 |
| Changes in assets and liabilities: | | |
| Net receivables from clearing broker | | (16,035) |
| Concessions receivable | | 2,409 |
| Officer receivable | | 652 |
| Accounts payable and concessions payable | | 6,555 |
| Accrued profit sharing plan contribution | | (5,833) |
| Accrued payroll | | (18,994) |
| Payroll and business taxes payable | | 642 |
| Change in lease liability | | (92,280) |
| Other liabilities | | (2,151) |
| Net cash provided by (used in) operating activities | | (32,755) |
| | | |
| **Net decrease in cash** | | (32,755) |
| | | |
| **Cash at beginning of year** | | $ 267,700 |
| | | |
| **Cash at end of year** | | $ 234,945 |

**Supplemental disclosure of cash paid for:**

| | | |
|---|---|---:|
| Interest | $ | 211 |
| Income taxes | $ | - |

*The accompanying notes are an intergral*

*part of the finanical statements*

Page 6

## ALLIANT SECURITIES, INC.
### TURNER ♦ NORD ♦ KIENBAUM

### NOTES TO FINANCIAL STATEMENTS

1. **The Company and Significant Accounting Policies:**

   The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

   The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of all counterparties.

   In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

   *Use of Estimates in the Preparation of Financial Statements* -The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   *Trade Settlement* -Customer's securities transactions are recorded on a trade date basis and the related commission revenues and expenses are also recorded on a trade date basis.

   *Concentration of Credit Risk* - The Company maintains its cash with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

   *Receivable from Clearing Broker-* The Company's accounts receivable consist of commissions due from our clearing broker/dealer, Wells Fargo, under contractual agreement. The Company has not experienced any losses related to this receivable and does not consider these amounts to be a significant risk.

## NOTES TO FINANCIAL STATEMENTS

*Deposits* - The Company has an agreement with First Clearing Corporation (FCC), whereby FCC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $250,000 held at FCC as of December 31, 2022.

*Concession Receivable/Payable* - *Concessions* receivable consists of an average of 12B-1 fees due over a three-month period to the Company from various Mutual Fund Families. The Company's concession receivable as of December 31, 2022 was $25,950. The concession is then payable upon receipt to the Company's Registered Representatives. The Company's concession payable as of December 31, 2022 was $25,950.

*Advertising* - *The* Company's policy is to expense advertising costs when incurred. Advertising expense as of December 31, 2022 was $514.

*Property and Equipment* - Property and equipment are recorded at cost. Depreciation is computed using straight-line methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements, which range from five to ten years.

## ALLIANT SECURITIES, INC.
### TURNER ♦ NORD ♦ KIENBAUM

### NOTES TO FINANCIAL STATEMENTS

---

2. **Revenue from Contracts with Customers**

   To determine revenue recognition for contracts with customers, the company performs the following five steps: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price (4) allocated the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

   The Company recognizes revenue from contracts with customers when if transfers promised goods or services to the customers in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those goods or services.

   The Company's revenue from contracts with customers includes the following:

   **Commissions**

   *Brokerage commissons.* The Company facilitates the execution of buy and sell transactions on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

   **Concessions**

   *Concessions.* Concessions consist of 12b-1 fees managed by the Company. 12b-1 fees are earned on the Company's client assets under management. The fees are based on contractual rates applied to the average daily net asset value of eligible shares of a respective mutual fund held by the Company's clients. 12b-1 fees are earned over time and collected from the funds on a monthly or quarterly basis.

   **Asset Management**

   *Premier Fees.* The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they related specifically to the services

## NOTES TO FINANCIAL STATEMENTS

provided in that period, which are distinct from the services provided in other periods.

### Miscellaneous and Interest

*Miscellaneous.* The Company charges miscellaneous fees, including postage fees, special handling fees, and others each time a customer enters into a buy or sell transaction. Miscellaneous fees are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer of which the miscellaneous fees are related.

*Interest.* The Company charges interest on a daily basis on customer assets under management which is covered by various other areas of General Accepted Accounting Principles. Interest income is outside of the scope of ASC 606, but is included in the table below to reconcile the total revenues to the statement of income.

The following table presents revenue by major source, as December 31, 2022

**Revenue from contract with customers**

| | |
|---|---|
| Brokerage commissions | $158,706 |
| Concessions | 311,396 |
| Premier Fees | 1,239,663 |
| Interest Income | 45,430 |
| Miscellaneous | 87,167 |
| Total revenue | $1,842,362 |

### 3. Property and Equipment:

A summary of property and equipment at December 31,2022 is as follows:

| | |
|---|---:|
| Furniture and equipment | $67,648 |
| Leasehold improvements | 8,586 |
| | 76,234 |
| Less accumulated depreciation | 76,234 |
| | $0 |

### 4. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2022 the Company had net capital of $322,194 which was $222,194 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.70 to 1.

### 5. Operating Line of Credit:

The Company has a $250,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due on demand. Interest is due monthly at the bank's prime rate plus 0.5%. There were no balances due under the line of credit agreement at December 31, 2022.

### 6. Profit Sharing Plan:

The Company has established a profit-sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2022 were $70,847.

7.  **Lease Commitments:**

In 2018, the Company entered into a three-year office lease in a building which is owned 27% by two of the stockholders of the Company. The lease included two additional one year renewal options. The lease expires in September 2023 and the Company classifies this lease as an operating lease. Since the Company is reasonably certain to exercise the renewal options, the optional periods are included in determining the lease term. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. The weighted average discount rate is based on the Company's incremental borrowing rate. Total rent to related parties was $95,112 for the year ended December 31, 2022.

The components of lease costs for the year ended December 31, 2022 are as follows:

| | |
|---|---|
| Operating lease cost | $95,112 |

Amounts reported in the statement of financial position as of December 31, 2022 were as follows:

Operating Leases:

| | |
|---|---|
| Operating lease right-of-use (ROU) assets | $70,568 |
| Operating lease liabilities | $73,255 |

Other information related to leases as of December 31, 2022 as follows:

| | |
|---|---|
| Weighted average remaining lease term: | .75 years |
| Weighted average discount rate: | 2.31% |

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2022, are as follows:

Years ending December 31,

| | |
|---|---|
| 2023 | 73,255 |
| | $73,255 |

8.   **Federal Income Taxes:**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. At the end of the year management reviews the Company's income and accrues bonuses in order to minimize taxable income. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2022, $73,200 was accrued for the benefit of deferred federal taxes.

The Company has an unused operating loss carryforward of approximately $345,000 at December 31, 2022. The loss carryforwards do not have an expiration date. The carryforward may be applied against future taxable income in an amount not to exceed 80% of the pre-loss carryforward taxable income in any given tax year. The deferred tax asset represents the future tax return consequences of the net operating loss, which can be used to decrease tax liabilities in the future. The deferred tax asset can be reduced by a valuation allowance if management deems it more likely than not that some or all of the deferred tax asset will not be realized. The Company has not recorded a valuation allowance for deferred tax asset, as it is management's opinion the deferred tax asset will be fully realized. There was no change in the valuation allowance during the year.

| | |
|---|---|
| Deferred tax asset-net operating loss carry forward | $73,200 |
| Less valuation allowance | 0 |
| | $73,200 |

The Company's effective income tax rate differed from the actual federal statutory tax rate of 21% in 2022. As discussed in the previous paragraph, management reviews taxable income to minimize tax expense. As a result, income tax expense is related to differences between items included as an expense for financial statement purposes that are not deductible for income tax purposes. Those items include meals and entertainment and other expenses

A reconciliation of income taxes computed at the federal statutory rate of 21% is as follows:

| | |
|---|---|
| Federal income taxes at statutory rate | $0 |
| Effect of meals, entertainment, and other differences | 0 |
| Income Tax expense | $0 |

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

9. **Related Party Transactions**

The financial statements of the Company includes a receivable for advances made to an officer. This receivable was paid in full by taking a deduction out of the officer's paycheck during January 2023. The Company also leases office space from a related party – see Note 7.

10. **Stock Redemption Agreement:**

In accordance with the Company's stock control agreement, the Company shall purchase all the shares of stock held by a stockholder in accordance with the terms and conditions as set forth in the agreement if any of the following events have occurred: (a) death of the stockholder; (b) long term disability; or (c) voluntary or involuntary termination of an employed stockholder. These events listed are conditions and no liability is required to be recorded until these conditions are met. The purchase price is determined as the lesser of $415 per share or the book value of the stock as of the effective date of the termination.

11. **Subsequent Events:**

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 27th, 2023, the date the financial statements were available to be issued, and has determined there are not subsequent events that require disclosure.

# ALLIANT SECURITIES, INC.
## TURNER ♦ NORD ♦ KIENBAUM

---

# SUPPLEMENTAL INFORMATION

# ALLIANT SECURITIES, INC.
## TURNER ◆ NORD ◆ KIENBAUM

### SCHEDULE 1
### COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
### SECURITIES AND EXCHANGE COMMISSION
*December 31, 2022*

| | | |
|---|---:|---:|
| **Net capital:** | | |
| Stockholders' equity: | | |
| Common stock | $ 33,334 | |
| Additional paid-in capital | 182,500 | |
| Retained earnings | 180,166 | |
| Total stockholders' equity | | $ 396,000 |
| | | |
| Deductions: | | |
| Non-allowable assets: | | |
| Officer receivable | 6 | |
| Deposit and prepaid expense | 600 | |
| Deferred Tax Asset | 73,200 | |
| | | 73,806 |
| | | |
| **Net capital** | | 322,194 |
| | | |
| **Minimum net capital required** | | 100,000 |
| | | |
| **Excess net capital** | | $ 222,194 |
| | | |
| **Aggregate indebtedness:** | | |
| Accounts payable | $ 35,201 | |
| Other liabilities | 25,950 | |
| Accrued profit sharing plan contribution | 70,847 | |
| Accrued payroll | 87,719 | |
| Payroll and business taxes payable | 4,700 | |
| Operating lease liability | 2,687 | |
| | | |
| Total aggregate indebtedness | | $ 227,104 |
| | | |
| **Ratio: Aggregate indebtedness to net capital** | | 0.7 |

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
*December 31, 2022*

---

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

## ALLIANT SECURITIES, INC.
### TURNER ♦ NORD ♦ KIENBAUM

## SCHEDULE 3
## RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
## INCLUDED IN PART II OF FORM X-17A-5
### *December 31, 2022*

---

**Net capital:**

Net capital as reported on FOCUS REPORT        **$322,194**

Net capital as computed on page 16        **$322,194**

**Aggregate indebtedness:**

Aggregate indebtedness as reported on FOCUS REPORT        **$227,104**

Aggregated indebtedness as computed on page 16        **$227,104**

**ALLIANT SECURITIES, INC.**
**TURNER ♦ NORD ♦ KIENBAUM**

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OF CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
*December 31, 2022*

---

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transaction with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is exempt under Rule 15c3-3(k)(2)(ii).

 MOSS**A**DAMS

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Alliant Securities, Inc.

We have reviewed management's statements included in the accompanying Alliant Securities, Inc.'s Exemption Report in which,

1)  Alliant Securities, Inc., states Alliant Securities, Inc., claims an exemption under paragraph (k)*(2)(ii)* of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2)  Alliant Securities, Inc., states Alliant Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Alliant Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliant Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of 17 C.F.R. §240.15c3-3.

*Moss Adams LLP*

Spokane, Washington
February 27, 2023

**Management Statement Regarding Compliance with Certain
Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934**

Alliant Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (ii)

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Alliant Securities, Inc.



_____
Paul Kienbaum, CEO

$\dfrac{2/27/23}{\text{Date}}$


DocuSigned by:

Michael Nord, President

2/27/2023

_____
Date



_____
Sally Mann, Financial and Operations Principal

$\dfrac{2/27/2023}{\text{Date}}$

_____
Jeffrey Newton, Chief Compliance Officer

$\dfrac{2/27/2023}{\text{Date}}$

Exhibit H

Customer Protection Rule
Custody of Customer Assets

Exemption Report

Rule 15c3-3(k)(2)(ii)

Alliant Securities Inc. who acts as an introducing broker or dealer, clears all transactions with and for customers on a fully disclose basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all the of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements made and kept by a clearing broker or dealer.

 MOSSADAMS

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Alliant Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Alliant Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting Alliant Securities, Inc., and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2.  Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences.

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4.  Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.

5.  Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by Alliant Securities, Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Alliant Securities, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of Alliant Securities, Inc., and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Moss Adams LLP*

Spokane, Washington
February 27, 2023

SIPC-7 (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2022 AMENDED

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ALLIANT SECURITIES INC
695 N LEGACY RIDGE DR SUITE 300
LIBERTY LAKE WA 99017-7725

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SALLY MANN

2. A. General Assessment (item 2e from page 2) $2026.65

B. Less payment made with SIPC-6 filed (exclude interest) (1049.34)

7/28/2022
Date Paid

C. Less prior overpayment applied (932.31 PAID 1/25/2023)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $45.00

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

pd 2/8/2023
CK# 43064

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALLIANT SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8 day of FEBRUARY, 20 23.

PRESIDENT
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

**Eliminate cents**

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)   $1,842,362

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   1,842,362

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   355,497

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   136,764

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.   $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).   $

Enter the greater of line (i) or (ii)

Total deductions   492,261

2d. SIPC Net Operating Revenues   $1,351,101

2e. General Assessment @ .0015   $2026.65

(to page 1, line 2.A.)

2

SIPC-7 (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ALLIANT SECURITIES INC.
695 N LEGACY RIDGE DR SUITE 300
LIBERTY LAKE, WA 99017-7725

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SALLY MANN 509 747-9144

2. A. General Assessment (item 2e from page 2) $2026 65

B. Less payment made with SIPC-6 filed (exclude interest) ( ~~1094.34~~ CC )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~932.31~~ CC

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALLIANT SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 9 day of JANUARY, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
## AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)  $ 1,842,362

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions  1,842,362

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered Investment companies or insurance company separate accounts, and from transactions in security futures products.  355,497

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.  136,764

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.  $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).  $_____

       Enter the greater of line (i) or (ii)

       Total deductions  492,261

2d. SIPC Net Operating Revenues  $ 1,351,101

2e. General Assessment @ .0015  $ 2,026.65

(to page 1, line 2.A.)

2